Penn Virginia Corporation

Penn Virginia Holding Corp.

16285 Park Ten Place, Suite 500

Houston, Texas 77084

May 18, 2020

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:	Irene Barberena-Meissner
Staff Attorney
Office of Energy & Transportation

RE:	Penn Virginia Corporation Penn Virginia Holding Corp. Form S-3 Registration Statement File No. 333-238137

Dear Ms. Barberena-Meissner:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Penn Virginia Corporation and Penn Virginia Holding Corp. hereby request that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 10:00 a.m., Eastern Daylight Time, on May 20, 2020, or as soon as practicable thereafter.

Sincerely, PENN VIRGINIA CORPORATION PENN VIRGINIA HOLDING CORP.

By:	/s/ Katherine J. Ryan
Katherine J. Ryan
Vice President, Chief Legal Counsel & Corporate Secretary